UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
________

FORM 11-K

[ X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: _________ to ________

000-22537-01
(Commission File Number)

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN
(Full title of the plan)

NATIONAL PENN BANCSHARES, INC.
P. O. Box 547
Philadelphia and Reading Avenues, Boyertown, PA 19512

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Notices and communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:

National Penn Bancshares, Inc.
Philadelphia and Reading Avenues
Boyertown, PA 19512

Attention: Michael R. Reinhard, Chief Financial Officer

With copies to:	H. Anderson Ellsworth, Esquire
Executive Vice President and Securities Counsel
National Penn Bank
P. O. Box 547
Boyertown, PA 19512

NATIONAL PENN BANCSHARES, INC.

FORM 11-K

TABLE OF CONTENTS

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan Administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Philadelphia, Pennsylvania
June 26, 2009

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS
Investments at fair value	$64,994,151	$60,260,129
Employer contributions receivable	908,060	757,180
Employee contributions receivable	191,664	113,580
	66,093,875	61,130,889

LIABILITIES
Other	1,298	39,210
Total liabilities	1,298	39,210
Net assets available for plan benefits	$66,092,577	$61,091,679

                                                                         The accompanying notes are an integral part of this statement.

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Year Ended
Additions (Reductions) to net assets	December 31, 2008
Investment Income (Loss)
Net depreciation in fair value of investments	$(12,866,307)
Interest and dividend income	1,045,713
Total investment loss	(11,820,594)

Contributions:
Employer	3,056,848
Participants	6,097,111
Rollovers	64,721
Total contributions	9,218,680

Total reductions	(2,601,914)

Deductions from net assets
Benefits paid to participants	6,246,351
Total deductions	6,246,351
Net decrease prior to transfers in from merged plans	(8,848,265)
Transfers in from merged plans	13,849,162
Net increase	5,000,897

Net assets available for plan benefits beginning of year	61,091,679

Net assets available for plan benefits end of year	$66,092,577
_____________________
The accompanying notes are an integral part of this statement.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE A – DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan covering substantially all employees of National Penn Bancshares, Inc. and its direct and indirect subsidiaries with employees (collectively, the “Company”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  National Penn Bancshares, Inc. is the Plan Administrator and Prudential Retirement Services is the Directed Record-Keeper of the Plan.

The following description of the National Penn Bancshares, Inc. Capital Accumulation Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1. General

Effective January 1, 2008, the Plan was amended to include a Roth contribution alternative. Under this alternative, a participant makes contributions with after-tax dollars, and istributions at retirement are generally tax-free.

Effective March 7, 2007, there was a change in the record-keeper and investment custodian for the Plan. Concurrently, the Plan was amended and restated into a prototype plan document of the record keeper’s design.  No substantive changes were made to the Plan in this amendment and restatement.  The investment choices under the Plan were also changed to consist of the following:  National Penn Bancshares, Inc. common stock; certain open-end mutual funds, including equity funds, fixed income funds, a guaranteed income fund; and a self-directed brokerage account.

2.	Contributions

Participants may make contributions of 1% to 84% of eligible pretax compensation, as defined in the Plan, subject to applicable limits under the Internal Revenue Code.  Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also roll-over amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 11 mutual funds, a guaranteed income fund, a self-directed brokerage account and Company common stock as investment options for participants.  Under the self-directed brokerage option, participants may direct investments from holdings already in the plan to any listed stock or mutual fund.  The Company makes a matching contribution to the Plan equal to 50% of a participant’s salary reduction contribution up to a maximum of 7% of eligible pretax compensation for the Plan year.  The matching contribution is made in cash and is invested based upon each participant’s investment elections.

On January 25, 2006, the Plan was amended to provide for a discretionary profit sharing contribution to be allocated among eligible employees with the intention to provide, in the first three years, that each participant will receive a minimum contribution of 1% of his or her base compensation (up to a maximum compensation amount of $100,000).  On March 16, 2006, the Plan was amended to revise the allocation of the discretionary profit sharing contribution provided for in the January 25, 2006 amendment from an equal percentage of compensation for all employees to the following three-tier allocation: first, an equal percentage, not to exceed 1%, of compensation through $100,000; second, an equal percentage not to exceed 1%, of compensation over $100,000 to the dollar limit $220,000; and third, an equal percentage of all compensation.  The discretionary profit sharing contribution was $742,992 and $659,363, respectively, and is included in contributions receivable in the Statement of Net Assets Available for Benefits as of December 31, 2008 and 2007, respectively.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

 NOTES TO FINANCIAL STATEMENTS - CONTINUED
 December 31, 2008 and 2007

 NOTE A – DESCRIPTION OF THE PLAN – Continued

3.	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings.  Forfeitures of terminated   participants’ non-vested accounts are used to reduce the Company’s contributions.  For the year ended December 31, 2008 and December 31, 2007, forfeited non-vested amounts totaled approximately $177,000 and $92,000, respectively.  The benefits to which a participant is entitled are the benefits that can be provided from the participants’ vested accounts.

4.	Vesting

Participants are 100% vested in their accounts derived from salary reduction contributions.  Vesting in accounts derived from Company contributions is based on years of service.  Participants are vested at a rate of 25% for each of the first two years of service and 50% for the third year of service.  A participant is 100% vested after three years of credited service.

5.	Payment of Benefits

On termination of service, benefits are payable in a lump sum equal to the value of the participant’s account.  If a participant’s employment with the Company is terminated  for any reason other than death, disability or retirement and their account balance does not exceed $5,000, the Plan will automatically distribute a lump-sum payment to the  participant.  If the account balance is greater than $5,000, the participant has the option of receiving a lump-sum payment or maintaining the account balance with the Plan for an annual fee.

6.	Loans to Participants

Participants may have up to two loans from the Plan in accordance with the Plan document.  All loans to participants are considered earmarked investments of the borrowing participant and bear reasonable rates of interest.  Participants may borrow up to 50% of their vested balance up to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.	Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared using the accounting principles generally accepted in the United States of America.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NATIONAL PENN BANCHSARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2008 and 2007

 NOTE B – SUMMARY OF ACCOUNTING POLICIES – Continued

2.	Cash and Cash Equivalents

       The Plan considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3.	Investment Valuation and Income Recognition

Investments are reported at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Interests in common/collective trust funds are stated at estimated fair value as provided by the trustee.   National Penn Bancshares, Inc. common stock is valued at its quoted market price.  Loans are valued at cost which approximates fair value.

On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”), which defers the effective date of FAS 157 for one year for non financial assets and non-financial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring  basis. FSP FAS 157-2 did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (“FSP FAS 157-3). FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. This FSPs guidance clarifies various application issues with respect to the objective of a fair  value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of FAS 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.

The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and is reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date basis.

4.	Payment of Benefits

Benefits are recorded when paid.

5.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.  As of December 31, 2008 and 2007, 24% and 31%, respectively, of the Plan's assets were invested in the common stock of National Penn Bancshares, Inc. (quoted market price of $14.51 and $13.17 per share, respectively.  As of June 18, 2009, the market price of National Penn Bancshares, Inc. stock was $4.75.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2008 and 2007

NOTE C – INVESTMENTS AND FAIR VALUE

 The following table presents the fair value of investments representing 5% or more of the Plan’s net assets at
 December 31, 2008 and 2007:

	December 31,
	2008	2007
Investments, at fair value
National Penn Bancshares, Inc. Common Stock	$15,719,647	$14,659,839
LSV Asset Management - Large Cap Value	6,408,607	7,411,199
Capital Research & Mgmt Co. - Income Fund	5,165,947	7,118,209
Quantitative Management Assoc.-Dryden S&P 500 Index Fund	5,537,086	6,495,307
Munder Capital Mgmt. International Stock Blend	3,956,373	4,915,394
Victory Capital Mgmt. - Special Value	3,586,577	4,703,182
PIMCO - Intermediate Term Bond	6,102,997	3,872,430
Capital Research and Management Co.- Large Growth	3,701,493	-

Investments, at estimated fair value
Prudential Retirement Insurance and Annuity Company	$9,580,547	$4,550,558

For the year ended December 31, 2008, the Plan’s investments (including realized and unrealized gains and losses) appreciated (depreciated) in value as follows:

Registered investment companies	$(5,264,115)
Pooled separate accounts	(7,557,459)
National Penn Bancshares Inc.	(44,733)
Net depreciation in fair value of investments	$(12,866,307)

As of January 1, 2008, the Plan adopted the provisions of SFAS 157 for its investments. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
        If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2008 and 2007

NOTE C - INVESTMENTS AND FAIR VALUE - Continued

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Registered investment companies

The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and are classified as Level 1 Investments.

Common/collective trust funds/pooled separate accounts

Common/collective trust funds (“CCTs”) and pooled separate accounts (“PSAs”) are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts and are classified as Level 2 investments. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the  Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. CCTs and PSAs are not available in an exchange and active market,   however, the fair value is determined based on the underlying investments as traded in an exchange and active market.

Common stocks

National Penn Bancshares common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price ($14.51) on the last business day of the Plan year and are classified as Level 1 investments.

Participant loans

Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
December 31, 2008

Registered investment companies	$19,920,500	$-	$-
Common/ collective/ pooled separate accounts	-	26,905,136	-
Common stocks	16,212,379	-	-
Participant loans	-	-	1,956,136
Total Assets	$36,132,879	$26,905,136	$1,956,136

December 31, 2007

Registered investment companies	$19,625,238	$-	$-
Common/ collective/ pooled separate accounts	-	24,123,140	-
Common stocks	15,320,464	-	-
Participant loans	-	-	1,191,287
Total Assets	$34,945,702	$24,123,140	$1,191,287

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2008 and 2007

NOTE C - INVESTMENTS AND FAIR VALUE- Continued

Changes in the value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

	Participant Loans
	2008	2007
Balance at beginning of year	$1,191,287	$1,121,961
Purchases, issuances and settlements, net	764,849	69,326
Balance at end of yearr	$1,956,136	$1,191,287

NOTE D – INVESTMENT IN INSURANCE CONTRACTS

The Guaranteed Income Fund (“GIF”) is a group annuity insurance product issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), Hartford, CT and is backed by the full faith and creditworthiness of the issuer.  Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the account.  Deposits made to the GIF are deposited in PRIAC’s general account.  Payment obligations under the GIF represent an insurance claim supported by all general account assets.  The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product.  Expenses related to the GIF are calculated by PRIAC and incorporated in the GIF crediting rate.  Past interest rates are not indicative of future interest rates.

Contract Operation

Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawal or transfers of all or a portion of their account balance  at Contract Value within reasonable timeframes.  Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  Contract Value is also often referred to as “Book Value”.  The contract is effected directly between the plan sponsor (or the Plan’s trustee) and the issuer.  The repayment of principal and interest credited to participants is a financial obligation of the issuer.  There are no reserves against contract value for credit risk of the contract issuer or otherwise. Given these provisions, the Plan considers this contract to be benefit responsive.

Contract/Fair Value
	2008	2007
Contract Value	$9,580,547	$4,500,558
Fair Value	$9,580,547	$4,500,558

The concept of a value other than Contract Value does not apply to this insurance company issued under general account backed evergreen (no maturity date) group annuity spread  product even upon a discontinuance of the contract in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue.  This contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a Market Value (Fair Value) Adjustment does not apply upon a discontinuance.  There are not any specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the  market value of the securities within the insurer’s general account to determine a Fair Value.  The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract.  This product is not a traditional Guaranteed Investment Contract (“GIC”) and therefore there are no known cashflows that could be discounted.  As a result, the Fair Value amount shown materially approximates the Contract Value.

NATONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2008 and 2007

NOTE D – INVESTMENT IN INSURANCE CONTRACTS - Continued
Interest Crediting Rates

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rates are reviewed on a semi-annual basis for resetting.

When establishing interest crediting rates for this product, The Plan considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These rates are established without the use of a specific formula.  The minimum crediting rate under the contract is 1.50%.

Average Yield Information

	2008	2007
Average Yield Earned by the Plan	4.30%	4.55%
Average Yield Credited to Participants	4.30%	4.55%
Earned Yield less Credited Yield	0.00%	0.00%

The Average Earnings Yield shown is calculated by dividing the earnings credited to the plan on the last of the plan year by the end of plan year Fair Value and then annualizing the result.  The Average Crediting Rate Yield shown is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year Fair Value and then annualizing the result.  As a result of current GIF product construction, no adjustment will be required to mediate between the average earnings credited to the plan and the average earnings credited to the participants.  For products whose Fair Value differs from Contract Value and/or for products that have multiple rate changes during the plan year, these reported yields may differ from the actual earnings rates crediting to the plan as well as the actual crediting rates paid to participants during the full plan year.

Events

Generally there are not any events that could limit the ability of the plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time.

There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than Contract Value paid either within  90 days or over time.

Effective December 31, 2006, the Plan adopted the provisions of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  In accordance with the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value.

However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in a guaranteed income fund (“GIF”), which is considered to be fully benefit-responsive as defined by the FSP.   The effect of this FSP did not have a material impact on the Plan’s Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008 or 2007.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2008 and 2007

NOTE E - PARTY-IN-INTEREST

One of the investment choices under the Plan at December 31, 2008 consists of National Penn Bancshares, Inc. common stock.  National Penn Bancshares, Inc. is a related party of the Plan.  During 2008, National Penn Bancshares, Inc. paid $20,611 for administrative expenses on behalf of the Plan.  During 2007, National Penn Bancshares, Inc. paid $22,582 for administrative expenses on behalf of the Plan.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE G - INCOME TAX STATUS

On June 20, 2002, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (“IRC”).  The Plan was amended on January 1, 2008 and has not received a determination letter specific to the Plan itself; however the Plan administrator believes that the Plan is designed and was being operated in accordance with the prototype document.  Therefore, no provision for income taxes has been recorded.

NOTE H - PLAN MERGERS

Effective January 4, 2008, National Penn Bancshares, Inc. acquired Christiana Bank & Trust Company.  The Company merged the net assets of the Christiana Bank & Trust Company Inc. 401(k) Plan of approximately $3,175,000 in to the Plan on December 3, 2008.

Effective February 1, 2008, National Penn Bancshares, Inc. acquired KNBT Bancorp.  Caruso Benefits Group (“Caruso”) was a part of KNBT Bancorp and had a separate 401(k) plan.  The employees of KNBT and Caruso Benefits Group were given the option of staying with their current 401(k) plan or converting to National Penn Bancshares Capital Accumulation Plan.  On September 3, 2008, after Caruso employees made their selections, the Company merged the net assets of the Caruso Benefits Group 401(k) plan of approximately $500,000 in to the Plan.  Subsequently, after KNBT employees made their selections, the Company merged the net assets of the KNBT Bancorp 401(k) plan of approximately $10,174,000 in to the Plan.

NOTE I – SUBSEQUENT EVENT

The Plan is a defined contribution plan covering substantially all employees of National Penn Bancshares, Inc. and its direct and indirect subsidiaries with employees (collectively , the “Company”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  National Penn Bancshares, Inc. is the Plan Administrator and Prudential Retirement Services is the Directed Record-Keeper of the Plan.

On January 1, 2009, the Plan was amended to designate persons eligible for participation in the Plan on the first day of the month following 30 days of employment, and to define that for newly-eligible employees, enrollment at 3% of base compensation will be automatic, subject to an "opt-out" procedure.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2008 and 2007

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN
EIN 23-2215075
Plan No. 001

SUPPLEMENTAL INFORMATION

Schedule H, line 4i – Schedule of Assets (Held at Year End) December 31, 2008

	Description of investment, including
	maturity date, rate of interest,		Current Fair
Identity of issue, borrower, lessor or similar party	collateral, par or maturity value	Cost**	Value

National Penn Bancshares, Inc.*	Common Stock - 1,083,366 shares	N/A	$15,719,647
Prudential Securities Guaranteed Income Fund	Insurance Contract -351,485 shares	N/A	9,580,547
LSV Asset Management -Large Cap Value	Pooled Separate Accounts - 526,372 shares	N/A	6,408,607
PIMCO Intermediate Term Bond	Open-Ended Mutual Fund - 601,873 shares	N/A	6,102,997
Quantitative Mgmt. Assoc. Dryden S&P 500 Index Fund	Pooled Separate Accounts - 97,653 shares	N/A	5,537,086
Capital Research & Mgmt. Co. - Income	Open-Ended Mutual Fund - 395,252 shares	N/A	5,165,947
Munder Capital Mgmt. International Stock-Blend	Pooled Separate Accounts - 375,992 shares	N/A	3,956,373
Capital Research & Mgmt. Co. - Large Growth	Open-Ended Mutual Fund - 182,160 shares	N/A	3,701,493
Victory Capital Mgmt. - Special Value	Open-Ended Mutual Fund - 349,910 shares	N/A	3,586,577
Ashton Capital Mgmt -Small Cap Blend	Open-Ended Mutual Fund - 75,225 shares	N/A	935,797
Cramer Rosenthal McGlynn - Mid Cap Stock Value	Pooled Separate Accounts - 94,738 shares	N/A	854,173
Times Square Capital Mgmt. - Mid Cap Stock Growth	Pooled Separate Accounts - 50,784 shares	N/A	568,350
FAF Advisors - Small Cap Growth	Open-Ended Mutual Fund - 55,761 shares	N/A	427,689
Self-Directed Brokerage		N/A	492,732
Participant Loans*	Interest rates range from 5% to 10.25%
	Loan maturity dates vary through 2035	N/A	1,956,136
Total assets held for investment			$64,994,151

               *     Party-in-interest
     **     Cost information is not required for participant-directed investments or participant loans.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the Borough of Boyertown, Commonwealth of Pennsylvania, on this 26th day of June, 2009.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

By National Penn Bancshares, Inc.,
as Plan Administrator

By:  /s/ Glenn E. Moyer
                                                                               Glenn E. Moyer,
        President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

        23            Consent of Independent Registered Public Accounting Firm.